FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated September 16, 2013

TRANSLATION

                                    Autonomous City of Buenos Aires, September 16, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: YPF gives notice of an acquisition of its own shares in the market. Relevant Fact. Compliance with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that during the week of September 09 to September 13, the Company has acquired a total of 2,908 of its ordinary Class D shares in book entry form, Ps.10 (ten pesos) par value per share and each with a right to 1 (one) vote, in the BASE, at an average price of Ps. 159.50 per share, for a total amount of Ps. 463,826.00.

During such week, the Company acquired 69,249 of its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”), at an average price of $17.70 per ADS, for a total amount of $1,225,777.32.

Yours faithfully,
Gabriel E. Abalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 16, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer